UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Q3 2022 Earnings Presentation  November 9, 2022

 DISCLAIMER  Forward Looking Statements  This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” "anticipate," "believe," "could," "estimate," "expect,“, "guidance," "intend," "may," "plan," "predict," "should" or "will" or the negative of such terms or other similar expressions or terminology.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.  Investors should read the section entitled "Item 3.D.—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.  Forward-looking statements include, but are not limited to, statements relating to: expected value, new investments and projects, including their expected development, completion, commercial operations date (“COD”), expected financial and operating performance (including enterprise value to EBITDA multiples), as well as statements with respect to potential acquisitions; expected output capacity, ability to add leverage or capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S. (“IRA”) and tax grants thereunder; our anticipated exposure to current market risks, including the potential impact from foreign exchange rates and interest rates on cash available for distribution (“CAFD”); the impact from potential caps on market prices in the net value of our assets; taxes on electricity companies in Spain; equity investments; estimated returns, CAFD estimates, including per currency, geography, sector and escalation factors; net corporate leverage based on CAFD estimates; debt refinancing; the quality of our off-takers and the performance of our long-term contracts; self-amortizing project debt structure and debt reduction; the use of non-GAAP measures as a useful tool for investors; the possibility to extend asset life; dividends; and various other factors, including those factors discussed under “Item 3.D.—Risk Factors” and “Item 5.A.—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC.  Non-GAAP Financial Information   This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD, CAFD per share and enterprise value to EBITDA. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share, Adjusted EBITDA and enterprise value to EBITDA) in this presentation provides useful information to investors.  In our discussion of operating results, we have included foreign exchange impacts in our revenue and adjusted by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe that constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Key Messages  Revenue and Adjusted EBITDA growth of 4.9%1 and 4.3%1 in 9M 2022, on a comparable basis  ~$150 million in new investments in storage and PV committed  Q3 2022 dividend of $0.445 per share  Compared to the nine-month period ended September 30, 2021, on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project in the nine-month period ended September 30, 2021.  +6.2% year-over-year CAFD growth in 9M 2022 up to $179.0 million  Net Corporate Debt ratio at 3.0x, providing significant financial flexibility

 ∆   Excluding FX impact & non-recurrent project   US$ in million (except CAFD per share)  2022  2021  ∆ Reported  Revenue  858.4  940.4  (8.7)%  Adjusted EBITDA1  630.6  634.1  (0.6)%  CAFD  179.0  168.5  6.2%  CAFD per share3  1.57  1.52  3.0%  HIGHLIGHTS  6.2% CAFD Growth in 9M 2022  Adjusted EBITDA previously excluded share of profit/(loss) of associates carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership) (which is equivalent to our pro-rata share of Adjusted EBITDA from unconsolidated affiliates) and now includes it (see reconciliation on page 28). Prior periods have been presented accordingly.  Compared to the first nine months of 2021, on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project in the first nine months of 2021.  Calculated by dividing CAFD for the period by weighted average number of shares for the period (see reconciliation on page 29).  4.9%2  First 9 Months  4.3%2

Q3 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

HIGHLIGHTS

Performance by Sector and Region

By Region

US$ in million	NORTH AMERICA 9M 2022	NORTH AMERICA 9M 2021	NORTH AMERICA Δ	SOUTH AMERICA 9M 2022	SOUTH AMERICA 9M 2021	SOUTH AMERICA Δ	EMEA 9M 2022	EMEA 9M 2021[1]	EMEA Δ
Revenue	323.7	308.7	+5%	122.5	117.1	+5%	412.2	514.6	(20)%
Adjusted EBITDA	258.1	243.4	+6%	95.1	90.6	+5%	277.4	300.1	(8)%

By Sector

US$ in million	RENEWABLES 9M 2022	RENEWABLES 9M 2021[2]	RENEWABLES Δ	EFFICIENT NAT. GAS & HEAT 9M 2022	EFFICIENT NAT. GAS & HEAT 9M 2021	EFFICIENT NAT. GAS & HEAT Δ	TRANSMISSION LINES 9M 2022	TRANSMISSION LINES 9M 2021	TRANSMISSION LINES Δ	WATER 9M 2022	WATER 9M 2021	WATER Δ
Revenue	652.8	725.8	(10)%	81.9	93.5	(12)%	83.3	80.4	+4%	40.4	40.7	(1)%
Adjusted EBITDA	469.8	464.9	+1%	66.8	76.4	(13)%	66.2	64.2	+3%	27.8	28.6	(3)%

(1) Includes Revenue and Adjusted EBITDA of a non-recurrent Rioglass solar project. Compared to the first nine months of 2021, on a constant currency basis and excluding the effect from the non-recurrent solar project, Revenue and Adjusted EBITDA for the first nine months of 2022 increased 4.9% and 2.6%, respectively.

(2) Includes Revenue and Adjusted EBITDA of a non-recurrent Rioglass solar project. Compared to the first nine months of 2021, on a constant currency basis and excluding the effect from the non-recurrent solar project, Revenue and Adjusted EBITDA for the first nine months of 2022 increased 7.9% and 7.7%, respectively.

5

 Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.   Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.  GWh produced includes 30% share of the production from Monterrey.  Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.  WATER  RENEWABLES  TRANSMISSION LINES  EFFICIENT NATURAL GAS & HEAT  9M 2022  9M 2021  Availability4  102.6%  99.8%  Mft3 in operation2  17.5  17.5  9M 2022  9M 2021  GWh produced1  4,155  3,460  MW in operation2  2,121  2,022  9M 2022  9M 2021  GWh produced3  1,898  1,665  Availability4  100.4%  99.8%  MW in operation5  398  398  9M 2022  9M 2021  Availability4  99.9%  100.0%  Miles in operation  1,229  1,166  KEY OPERATIONAL METRICS  Steady Operational Performance

 Consolidated cash as of September 30, 2022 increased by $204.5 million vs December 31, 2021, including FX translation differences of $(45.7) million.  CASH FLOW  Operating Cash Flow  US$ in million   2022  2021  Adjusted EBITDA  630.6  XX  634.1  Share in Adjusted EBITDA of unconsolidated affiliates  (37.6)  (16.0)  Net interest and income tax paid  (162.1)  (209.0)  Changes in working capital   47.8  (4.6)  Non-monetary adjustments and other  37.0  37.4  OPERATING CASH FLOW  515.7  441.9   Acquisitions of subsidiaries and entities under the equity method and investments in assets under development and construction  (76.0)  (340.2)   Distributions from entities under the equity method & other   27.9  17.3  INVESTING CASH FLOW  (48.1)  (322.9)  FINANCING CASH FLOW   (263.1)  (207.9)  Net change in consolidated cash1  204.5  (88.9)  First 9 Months  +16.7%

 Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.  Net corporate leverage is calculated as net corporate debt divided by midpoint 2022 CAFD guidance before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.  NET DEBT  Net Corporate Debt to CAFD pre corporate debt service at 3.0x  US$ in million   3.0x  3.5x  Net Corporate Debt / CAFD pre corporate debt service2  Net Project Debt3  Net Corporate Debt1

 Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.  Net corporate leverage is calculated as net corporate debt divided by midpoint 2022 CAFD guidance before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.  NET DEBT  Net Corporate Debt to CAFD pre corporate interest at 3.0x  US$ in million   3.0x  3.5x  Net Corporate Debt / CAFD pre corporate interest2  Net Project Debt3  Net Corporate Debt1

 GROWTH UPDATE  ~$150 Million in New Investments   35% ownership through our renewable energy platform. 73 MW represents total installed capacity in the asset.  Substation and a 2.4-mile transmission line in Peru connected to our ATN transmission line as previously announced.  100 MWh battery system with expected COD in 2024   Storage  Acquired 73 MW in operation1 and intend to add 100 MWh of batteries in 2023  Exclusivity agreement to co-invest in an 80 MW PV portfolio starting construction  Solar PV  Expansion of existing transmission line, under construction2  Repayment of a higher cost non-recourse debt tranche  Others

 GROWTH UPDATE  Inflation Reduction Act as a Growth Opportunity  Enterprise value means the expected investment of Atlantica in this battery storage system.  Expected 2025 EBITDA of the Coso Battery Storage Project. See reconciliation on page 30.  Developing and preparing to start construction of a battery storage system located inside our Coso geothermal plant in California  Capacity: 100 MWh (4 hours)  COD expected in 2024  First project of a pipeline in the Southwest that includes 6 projects with a total 300 MW of PV and over 2,000 MWh of storage  First Project: Battery Storage Asset at our Coso Plant  Investment Highlights  Attractive market for storage  Synergies with existing assets  ITC (IRA)  Option to include leverage in the future  10x EV1 / EBITDA2

 GROWTH UPDATE  First Investment in PV + Batteries  Acquired through our renewable energy platform in Chile  Plant in operation  Batteries are expected to capture additional capacity revenues, as well as one of the highest daily price spreads  Investment Highlights  Attractive market for storage  Synergies with other existing assets in Chile  Strong operational track-record  6x EV1 / EBITDA2  Additional investment in Batteries   (100 MWh)   ~73 MW PV plant in Chile   Enterprise value means the investment of Atlantica in this Chile PV 3 plant.  Average EBITDA for the years 2021 and 2020 of the Chile PV 3 plant. See reconciliation on page 30.

Q3 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

RISK MITIGATION STRATEGY

Limited Exposure to Current Market Risks

Limited Impact from Euro FX on CAFD

- **Natural hedge: distributions of assets in Europe are partially offset with corporate interest and corporate G&A paid in euros**
- **The resulting net euro exposure is hedged through currency options on a rolling basis:** 100% for the next 12 months and 75% for the following 12 months
- **After month 24: 2-3% potential impact on CAFD calculated as the difference of net euro exposure converted at current rate and at average hedged rate for 2022[1]**

~50% of the Portfolio with Indexed Revenue


40%
12%
48%
Escalation Factors[2]

- **40%** Indexed to inflation or formula based on inflation
- **12%** Indexed to a fixed number
- **48%** Not indexed

Interest Rate Risk Highly Covered

An increase of 100bp in reference interest rates would have an impact on CAFD of ~1.5%[3]

Regulated Assets in Europe

- **No expected impact from potential caps on market prices on the net value of our assets**
- **Taxes on energy companies announced in Spain not expected to be applicable**

(1) Calculated as the average net euro exposure expected for the years 2024-2027 multiplied by the difference between our average euro/dollar hedged rate for 2022 and the euro/dollar rate as of October 31, 2022, and dividing the result by the midpoint CAFD 2022 Guidance.
(2) Based on CAFD estimates for the 2022-2026 period as of February 28, 2022, including the acquisitions announced as of November 9, 2022. See "Disclaimer – Forward Looking Statements".
(3) Expected annual impact calculated on existing debt as of September 30, 2022, with interest rates as of October 31, 2022, divided by the midpoint CAFD 2022 Guidance.

12

 Appendix

 CURRENCY2  SECTOR  GEOGRAPHY  Based on CAFD estimates for the 2022-2026 period as of February 28, 2022, including the acquisitions closed as of November 9, 2022. See “Disclaimer – Forward Looking Statements”.  Including the effect of currency hedges.  As of September 30, 2022.  of interest rates in project debt are fixed or hedged2,3  ~ 93%  90  Denominated  in USD  %  >  70% Renewable  15% Eff. Natural Gas & Heat  12% Transmission Lines   3% Water  46% North America  31% Europe  15% South America   8% RoW  SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO  Portfolio Breakdown Based on Estimated CAFD1  INTEREST RATES AND INFLATION  Indexed to inflation or formula based on inflation  Indexed to a fixed number  Not indexed  Escalation factors included in contracts
 CURRENCY2  SECTOR  GEOGRAPHY  Based on CAFD estimates for the 2022-2026 period as of February 28, 2022, including the acquisitions closed as of November 9, 2022. See “Disclaimer – Forward Looking Statements”.  Including the effect of currency hedges.  As of September 30, 2022.  of interest rates in project debt are fixed or hedged2,3  ~ 93%  90  Denominated  in USD  %  >  70% Renewable  15% Eff. Natural Gas & Heat  12% Transmission Lines   3% Water  46% North America  31% Europe  15% South America   8% RoW  SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO  Portfolio Breakdown Based on Estimated CAFD1  INTEREST RATES AND INFLATION  Indexed to inflation or formula based on inflation  Indexed to a fixed number  Not indexed  Escalation factors included in contracts1

Q3 2022 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (1/2)

Key Financials US$ in thousands	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22
Revenue	**210,403**	**255,344**	**302,987**	**244,526**	**1,013,260**	**268,178**	**342,997**	**329,244**	**271,331**	**1,211,749**	**247,452**	**307,832**	**303,121**
Adjusted EBITDA	**165,962**	**214,107**	**240,958**	**175,096**	**796,123**	**171,249**	**232,985**	**229,846**	**190,307**	**824,388**	**173,626**	**228,678**	**228,336**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(3,553)	(3,959)	(3,943)	(3,013)	(14,468)	(3,298)	(4,295)	(8,451)	(15,013)	(31,057)	(14,202)	(15,988)	(7,387)
Non-monetary items	(9,823)	(9,161)	(10,843)	(14,116)	(43,943)	(6,834)	8,625	33,675	20,346	55,809	10,413	10,940	10,839
Accounting provision for electricity market prices in Spain	*(5,489)*	*(5,478)*	*(5,516)*	*(5,827)*	*(22,311)*	*(659)*	*11,643*	*41,582*	*24,489*	*77,055*	*7,141*	*10,585*	*10,507*
Difference between billings and revenue in assets accounted for as concessional financial assets	*10,383*	*11,034*	*9,390*	*12,536*	*43,344*	*8,501*	*11,659*	*6,771*	*11,959*	*38,890*	*18,169*	*15,050*	*14,978*
Income from cash grants in the US	*(14,717)*	*(14,717)*	*(14,717)*	*(14,717)*	*(58,868)*	*(14,678)*	*(14,678)*	*(14,678)*	*(14,678)*	*(58,711)*	*(14,897)*	*(14,695)*	*(14,645)*
Other non-monetary items	-	-	-	*(6,108)*	*(6,108)*	-	-	-	*(1,424)*	*(1,424)*	-	-	-
Maintenance Capex	-	(1,723)	(1,291)	(1,603)	(4,618)	(3,278)	(1,098)	(246)	(13,100)	(17,722)	(2,844)	(3,614)	(7,283)
Dividends from unconsolidated affiliates	5,120	5,262	9,758	2,106	22,246	8,799	4,431	11,385	10,268	34,883	31,870	11,921	12,411
Net interest and income tax paid	(11,436)	(119,517)	(31,625)	(124,661)	(287,239)	(30,872)	(132,857)	(45,301)	(133,234)	(342,263)	(16,546)	(112,705)	(32,885)
Changes in other assets and liabilities	(61,353)	393	(39,352)	111,851	4,140	35,459	(1,699)	(11,873)	21,806	43,696	(5,588)	6,415	52,186
Deposits into/withdrawals from debt service accounts[1]	32,921	17,605	8,280	24,230	90,433	(29,639)	17,229	(8,456)	23,595	2,729	11,805	8,020	(20,503)
Change in non-restricted cash at project companies[1]	(50,467)	31,257	(94,192)	34,784	(78,618)	(71,162)	47,730	(89,947)	115,588	2,209	(103,116)	51,501	(135,718)
Dividends paid to non-controlling interests	(4,915)	(9,246)	(6,833)	(1,950)	(22,944)	(4,215)	(7,395)	(11,717)	(4,807)	(28,134)	(6,221)	(9,800)	(10,421)
Principal amortization of indebtedness net of new indebtedness at projects	(14,898)	(75,301)	(18,963)	(151,260)	(260,422)	(14,972)	(104,999)	(40,336)	(158,684)	(318,991)	(24,789)	(112,427)	(27,912)
Cash Available For Distribution (CAFD)	**47,558**	**49,717**	**51,953**	**51,463**	**200,691**	**51,237**	**58,657**	**58,580**	**57,073**	**225,547**	**54,407**	**62,941**	**61,662**
Dividends declared[2]	41,657	42,673	42,673	46,491	173,494	47,643	47,807	48,493	49,479	193,422	50,202	51,332	51,645
# of shares[3]	101,601,662	101,601,662	101,601,662	110,691,722		110,797,738	111,178,846	111,477,263	112,451,438		114,095,845	115,352,085	116,055,126
DPS (in $ per share)	**0.41**	**0.42**	**0.42**	**0.42**	**1.67**	**0.43**	**0.43**	**0.435**	**0.44**	**1.735**	**0.44**	**0.445**	**0.445**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform to this presentation.
(2) Dividends are paid to shareholders in the quarter after they are declared.
(3) Number of shares outstanding on the record date corresponding to each dividend, except the shares issued under the ATM program between the dividend declaration date and the dividend record date.

15

Q3 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (2/2)

US$ in million **Debt details**	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22
Project debt	4,777.2	5,007.6	5,281.2	5,237.6	5,237.6	5,200.2	5,374.2	5,278.9	5,036.2	5,036.2	5,037.0	4,735.5	4,621.9
Project cash	(535.3)	(510.1)	(602.2)	(533.3)	(533.3)	(624.6)	(603.1)	(685.0)	(534.4)	(534.4)	(625.9)	(545.1)	(675.8)
Net Project debt	**4,241.9**	**4,497.5**	**4,679.0**	**4,704.3**	**4,704.3**	**4,575.6**	**4,771.1**	**4,593,9**	**4,501.8**	**4,501.8**	**4,411.1**	**4,190.4**	**3,946.1**
Corporate debt	807.3	837.0	959.7	993.7	993.7	965.3	1,025.1	1,030.1	1,023.1	1,023.1	1,056.1	1,000.1	955.5
Corporate cash	(154.9)	(278.7)	(186.7)	(335.2)	(335.2)	(434.2)	(83.2)	(78.6)	(88.3)	(88.3)	(113.1)	(123.1)	(105.8)
Net Corporate debt	**652.4**	**558.3**	**773.0**	**658.5**	**658.5**	**531.1**	**941.8**	**951.5**	**934.8**	**934.8**	**943.0**	**877.0**	**849.7**
Total Net debt	**4,894.4**	**5,055.8**	**5,452.0**	**5,362.8**	**5,362.8**	**5,106.7**	**5,713.0**	**5,545.1**	**5,436.6**	**5,436.6**	**5,354.1**	**5,067.4**	**4,795.8**
Net Corporate debt / CAFD pre corporate interests[1]	**2.4x**	**2.3x**	**3.3x**	**3.0x**	**3.0x**	**2.6x**[2]	**3.4x**	**3.5x**	**3.5x**	**3.5x**	**3.3x**	**3.1x**	**3.0x**

(1) Ratios presented are the ratios shown on each earnings presentation relating to such period.
(2) Net corporate debt as of March 31, 2021, was calculated pro-forma including the payment of $170 million for the Coso investment ($130 million equity investment paid in April 2021 and additional $40 million paid in July 2021 to reduce debt).

16

Q3 2022 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue US $ in thousands	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22
by Geography													
NORTH AMERICA	59,283	98,648	109,757	63,233	330,921	60,585	118,216	129,860	87,114	395,775	74,304	124,968	124,423
SOUTH AMERICA	35,654	39,375	36,990	39,441	151,460	38,308	40,043	38,778	37,856	154,985	38,528	39,804	44,217
EMEA	115,466	117,321	156,240	141,852	530,879	169,285	217,726	160,606	146,361	660,989	134,620	143,060	134,481
by Business Sector													
RENEWABLES	150,793	193,881	234,556	173,859	753,089	199,679	271,945	254,132	202,768	928,525	182,101	238,234	232,423
EFFICIENT NAT. GAS & HEAT	26,403	25,629	28,086	30,912	111,030	28,408	30,097	35,019	30,168	123,692	25,327	28,091	28,526
TRANSMISSION LINES	26,608	26,787	25,834	26,813	106,042	26,614	26,975	26,840	25,251	105,680	26,620	28,234	28,425
WATER	6,599	9,047	14,511	12,942	43,099	13,477	13,979	13,253	13,143	53,852	13,404	13,273	13,747
Total Revenue	**210,403**	**255,344**	**302,987**	**244,526**	**1,013,260**	**268,178**	**342,996**	**329,244**	**271,331**	**1,211,749**	**247,452**	**307,832**	**303,121**

Adjusted EBITDA	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22
by Geography													
NORTH AMERICA	52,661	89,954	95,879	40,871	279,365	40,287	94,574	108,500	68,442	311,803	58,266	102,913	96,981
SOUTH AMERICA	28,422	31,380	29,947	30,275	120,023	29,943	30,279	30,404	28,921	119,547	29,129	29,715	36,236
EMEA	84,879	92,773	115,132	103,950	396,735	101,019	108,133	90,942	92,944	393,038	86,231	96,051	95,118
by Business Sector													
RENEWABLES	113,670	161,415	181,788	119,412	576,285	117,036	177,995	169,830	137,722	602,583	122,223	174,606	173,022
EFFICIENT NAT. GAS & HEAT	24,462	23,303	27,479	25,762	101,006	23,182	24,039	29,166	23,548	99,935	21,699	22,315	22,794
TRANSMISSION LINES	21,922	22,423	21,702	21,225	87,272	21,203	21,319	21,721	19,392	83,635	20,523	22,656	23,047
WATER	5,908	6,966	9,989	8,697	31,560	9,828	9,633	9,129	9,645	38,235	9,181	9,102	9,473
Total Adjusted EBITDA	**165,962**	**214,107**	**240,958**	**175,096**	**796,123**	**171,249**	**232,985**	**229,846**	**190,307**	**824,388**	**173,626**	**228,678**	**228,336**

17

Q3 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22
RENEWABLES[1]	(MW)	1,496	1,551	1,551	1,551	1,551	1,591	2,018	2,022	2,044	2,044	2,044	2,048	2,121
EFFICIENT NAT. GAS & HEAT[2]	(MW)	343	343	343	343	343	343	398	398	398	398	398	398	398
TRANSMISSION LINES	(Miles)	1,166	1,166	1,166	1,166	1,166	1,166	1,166	1,166	1,166	1,166	1,229	1,229	1,229
WATER[1]	(Mft³/day)	10.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5

Production / Availability		1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22
RENEWABLES[3]	(GWh)	526	957	1,125	636	3,244	606	1,377	1,477	1,195	4,655	1,094	1,554	1,507
EFFICIENT NAT. GAS & HEAT	(GWh)[4]	644	624	664	642	2,574	542	501	622	627	2,292	625	626	647
	(availability %)[5]	102.4%	100.9%	103.8%	101.2%	102.1%	98.3%	100.1%	101.1%	103.0%	100.6%	100.3%	99.9%	101.1%
TRANSMISSION LINES	(availability %)[5]	99.9%	99.9%	100.0%	100.0%	100.0%	100.0%	99.9%	100.0%	100.0%	100.0%	99.9%	99.9%	100.0%
WATER	(availability %)[5]	101.8%	102.2%	101.1%	95.4%	100.1%	97.5%	101.9%	99.8%	91.9%	97.9%	104.5%	99.9%	103.3%

(1) Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.
(2) Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.
(3) Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(4) GWh produced includes 30% share of the production from Monterrey.
(5) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

18

Q3 2022 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Capacity Factors

Historical Capacity Factors[1]		1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22
SOLAR														
	US	18.2%	37.5%	35.2%	17.6%	27.1%	18.0%	38.6%	31,0%	17.0%	26.1%	17.2%	39.1%	32.4%
	Chile[2]	-	27.9%	29.8%	38.2%	32.0%	28.4%	20.9%	20.6%	25.8%	23.9%	25.3%	20.4%	24.6%
	Spain	8.0%	22.1%	28.6%	8.3%	16.8%	9.1%	24.8%	29.6%	10.7%	18.6%	7.3%	23.6%	27.9%
	Italy	-	-	-	-	-	-	-	18.6%	8.3%	16.5%	12.7%	19.7%	20.0%
	Kaxu	28.9%	8.6%	26.8%	44.7%	27.3%	38.9%	26.9%	20.2%	48.4%	33.6%	36.9%	27.2%	28.8%
WIND														
	US	-	-	-	-	-	-	-	21.6%	35.4%	28.3%	38.1%	35.6%	20.3%
	Uruguay[3]	34.6%	40.8%	40.6%	42.8%	39.7%	32.6%	38.3%	38.2%	38.3%	36.9%	34.5%	27.7%	38.2%

(1) Capacity factor ratio represents actual electrical energy output over a given period of time divided by the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.
(2) Includes Chile PV 1 since Q2 2020, Chile PV 2 since Q1 2021 and Chile PV 3 since Q3 2022.
(3) Includes curtailment production in wind assets for which we receive compensation.

19

 Exchange rates as of September 30, 2022 (EUR/USD = 0.9802) and December 31, 2021 (EUR/USD = 1.1370).  Restricted cash is cash which is restricted generally due to requirements of certain project finance agreements.  US $ in million1  As of Sept. 30  2022  As of Dec. 31  2021  Corporate cash at Atlantica  105.8  88.3  Existing available revolver capacity  440.0  440.0  Total Corporate Liquidity  545.8  528.3  Cash at project companies  675.8  534.4   - Restricted2  230.9  254.3   - Other  444.9  280.1  LIQUIDITY  Liquidity Position

Q3 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

LIQUIDITY AND DEBT MATURITIES SUMMARY

Healthy Balance Sheet and Strong Liquidity

Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term

Corporate Liquidity

~$546 million

Corporate Debt Maturities[1]

~4.5 years average maturity[2] of current corporate debt


600
500
400
300
200
100
0
546
106
Corporate Liquidity 3
Corp. Cash 4 @ 30/09/22
17
5
12
109
283
135
395
2022
2023
2024
2025
2026
2027
2028

- **Revolving Credit Facility's** total limit is $450 million, of which **$440 million are available** as of September 30, 2022
- **$545.8 million** available **liquidity**, out of which $105.8 million is corporate cash as of Sept. 30, 2022

(1) Corporate Debt is the indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor.
(2) Corporate Debt Maturities as of September 30, 2022.
(3) Corporate Liquidity means cash and cash equivalents held a Atlantica Sustainable Infrastructure plc. level plus available capacity under the Revolving Credit Facility as of September 30, 2022.
(4) Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.

21

 Key principle: non-recourse project financing in ring-fenced subsidiaries  100% project debt self-amortizing progressively before the end of the contracted life  Low interest rate risk, with +93% of interest rates fixed or hedged  ~$2bn planned debt reduction in the next 5 years1  FINANCING   Self-Amortizing Project Debt Structure  Project debt amortization schedule as of December 31, 2021. Does not include new project debt.

 Weighted Average Life  Project debt term  PPAs with predefined prices for ~15 years on average1   Refinancing opportunities could increase CAFD in earlier years  Possibility to extend life in many assets (excluding   ATN and ATS)  Tails in most assets after debt amortization  Contract term2  Represents weighted average years remaining as of September 30, 2022.  Regulation term in the case of Spain and Chile TL3.  (3) From the total amount of $211 million project debt, $74 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $137 million are expected to be refinanced in or before 2027.   LONG-TERM STABLE CASH FLOW  Portfolio of Assets  3

 CORPORATE DEBT DETAILS  Corporate Debt as of September 30, 2022  No significant maturities in the near term  Exchange rates as of September 30, 2022 (EUR/USD = 0.9802).  Amounts include principal amounts outstanding, unless stated otherwise.  As of September 30, 2022, letters of credit with face value in an amount equal to $10 million were outstanding and $440 million were available under the Revolving Credit Facility. The latter has a total limit of $450 million.  US $ in million1  Maturity  Amounts2  Credit Facilities  (Revolving Credit Facility)3  2024  -  (Other facilities)4  2022 – 2026  37.5  Green Exchangeable Notes5  2025  106.3  2020 Green Private Placement6  (€ denominated)  2026  282.1  Note Issuance Facility 20207   (€ denominated)  2027  134.8  Green Senior Notes8  2028  394.8  Total  955.5  Other facilities include the Commercial Paper Program, accrued interest payable and other debt.   Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.  Senior secured notes dated April 1, 2020, of €290 million.  Senior unsecured note facility dated July 8, 2020, of €140 million.  Green Senior Unsecured Notes dated May 18, 2021, of $400 million.

 fixed or hedged1  Project Debt  As of September 30, 2022.  (2) See our Annual Report on form 20-F for the fiscal year ended December 31, 2021 for additional information on the specific interest rates and hedges.  (3) Percentage fixed or hedged.  INTEREST RATE RISK COVERAGE  94%1 of Debt Fixed or Hedged2  ASSET  INTEREST TYPE  FIXED1,3  Solana  Fixed  100%  Mojave  Fixed  100%  Coso  Hedged  100%  Chile PV 1 & 2  Hedged  80%  Palmatir  Hedged  94%  Cadonal  Hedged  73%  Melowind  Hedged  75%  Solaben 2  Hedged  100%  Solaben 3  Hedged  100%  Logrosan5  Hedged  100%  Solacor 17  Hedged  90%  Solacor 27  Hedged  90%  PS 20  Hedged  100%  Helioenergy 1  Hedged  99%  Helioenergy 2  Hedged  99%  Helios 1/2  Hedged  100%  Solnova 1  Hedged  100%  Solnova 3  Hedged  100%  Solnova 4  Hedged  100%  Solaben 1/6  Fixed  100%  Kaxu  Hedged  58%  ACT  Hedged  75%  ATN  Fixed  100%  ATS  Fixed  100%  ATN 2  Fixed  100%  Quadra 1 & 2  Hedged  75%  Skikda  Fixed  100%  Tenes  Fixed  100%  Other  Hedged  64%           Hedged4   45.6%  Fixed4   47.4%     Total Fixed or Hedged   93.0%  (4) Weighted average based on outstanding balance as of September 30, 2022.   (5) Subholding company of Solaben 1, 2, 3 & 6.  (6) Other facilities include the Commercial Paper Program, accrued interest payable and other debt.  (7) Debt refinanced in October, 2022. % fixed or hedged calculated with outstanding debt post refinancing.  INSTRUMENT    INTEREST TYPE  SEPT. 30, 2022   Revolving Credit Facility (RCF)  Variable  -  Green Exchangeable Notes  Fixed  106  2020 Green Private Placement  Fixed  282  Note Issuance Facility 2020  Hedged (100%)  135  Green Senior Notes  Fixed  395  Other facilities6  Fixed  38  Total Outstanding Debt     956           Hedged4  14.1%     Fixed4  85.0%         Total Fixed or Hedged  99.1%  Corporate Debt  of Corporate Debt  ~99%  of Project Debt  & ~93%

 Our management believes Adjusted EBITDA, CAFD, CAFD per share, and enterprise value to EBITDA are useful to investors and other users of our financial statements in evaluating our operating performance because such measures provide investors with additional tools to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.  Our management believes enterprise value to EBITDA is a useful valuation tool widely used by investors when evaluating transactions as it compares the investment's value to its earnings before interest, taxes, depreciation, and amortization.  We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:  they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;   they do not reflect changes in, or cash requirements for, our working capital needs;  they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD, CAFD per share, and enterprise value to EBITDA do not reflect any cash requirements that would be required for such replacements;  some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and  the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD, CAFD per share, and enterprise value to EBITDA differently than we do, which limits their usefulness as comparative measures.  We define Adjusted EBITDA as profit/(loss) for the period attributable to the parent company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in our consolidated financial statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Until September 30, 2021, Adjusted EBITDA excluded equity of profit/(loss) of associates carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Prior periods have been presented accordingly. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated by dividing CAFD for the period by weighted average number of shares for the period.  We define enterprise value to EBITDA as an investment's enterprise value divided by its earnings before interest, taxes, depreciation, and amortization.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

 Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended September 30, 2022 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

Q3 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

RECONCILIATION

Reconciliation of CAFD and Adjusted EBITDA to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended September 30		For the nine-month period ended September 30	
	2022	2021	2022	2021
Profit/(loss) for the period attributable to the Company	**(13,543)**	**(11,337)**	**(9,473)**	**(18,166)**
Profit/(loss) attributable to non-controlling interest	4,550	405	11,278	11,720
Income tax	6,925	9,262	12,975	42,390
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	5,040	6,861	16,909	11,799
Financial expense, net	69,114	78,615	224,893	251,422
Depreciation, amortization, and impairment charges	156,250	146,040	374,059	334,916
Adjusted EBITDA	**228,336**	**229,846**	**630,641**	**634,081**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(7,387)	(8,451)	(37,577)	(16,044)
Non-monetary items	10,839	33,675	32,192	35,463
Accounting provision for electricity market prices in Spain	*10,507*	*41,582*	*28,233*	*52,566*
Difference between billings and revenue in assets accounted for as concessional financial assets	*14,978*	*6,771*	*48,197*	*26,931*
Income from cash grants in the US	*(14,645)*	*(14,678)*	*(44,238)*	*(44,034)*
Maintenance Capex	(7,283)	(246)	(13,742)	(4,623)
Dividends from equity method investments	12,411	11,385	56,202	24,615
Net interest and income tax paid	(32,885)	(45,301)	(162,136)	(209,030)
Changes in other assets and liabilities	52,186	(11,873)	53,012	21,887
Deposits into/ withdrawals from restricted accounts[1]	(20,503)	(8,456)	(679)	(20,866)
Change in non-restricted cash at project level[1]	(135,718)	(89,947)	(187,334)	(113,379)
Dividends paid to non-controlling interests	(10,421)	(11,717)	(26,442)	(23,327)
Debt principal repayments	(27,912)	(40,336)	(165,128)	(160,307)
Cash Available For Distribution	**61,662**	**58,580**	**179,010**	**168,474**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

28

 RECONCILIATION  Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)  For the three-month period ended September 30  For the three-month period ended June 30  For the nine-month period ended September 30     2022  2021  2022  2021  Net cash provided by operating activities  251,590  195,623  515,726  441,940   Net interest and income tax paid   32,885  45,301  162,136  209,030  Changes in working capital   (50,094)  14,009  (47,778)  4,576  Non-monetary items & other  (13,432)  (33,537)  (37,020)  (37,511)  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  7,387  8,451  37,577  16,044  Adjusted EBITDA  228,336  229,846   630,641  634,081  Reconciliation of CAFD to CAFD per share  For the three-month period ended September 30  For the nine-month period ended September 30     2022  2021  2022  2021  CAFD (in thousands of U.S. dollars)  61,662  58,580  179,010  168,474  Weighted average number of shares (basic) for the period (in thousands)  115,604  111,055  114,236  110,749  CAFD per share (in U.S. dollars)  0.5334  0.5275  1.5670  1.5212

 RECONCILIATION  Reconciliation of EBITDA to Net Income of the Coso Battery Storage Project and the Chile PV 3 Acquisition  Based on Unaudited Financial Statements for the year ended December 31, 2021 and Audited Financial Statements for the year ended December 31, 2020, presented on a 100% basis.  (in millions of U.S. dollars)  Coso battery storage project  Expected 2025   Chile PV 3  Average   2020-20211  Net Income  1.6   (12.5)  Income tax expense  0.6  3.4  Interest expense  -  7.3  Depreciation and amortization  2.1  6.0  EBITDA  4.3   4.2

Q3 2022 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of September 30, 2022	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT	CURRENCY
RENEWABLE ENERGY	Solana		100%	USA (Arizona)	280 MW	APS	BBB+/A3/BBB+	21	USD
	Mojave		100%	USA (California)	280 MW	PG&E	BB-/--/BB	17	USD
	Coso		100%	USA (California)	135 MW	SCPPA & two CCAs[5]	Investment grade[5]	17	USD
	Elkhorn Valley		49%	USA (Oregon)	101 MW	Idaho Power Company	BBB/Baa1/--	5	USD
	Prairie Star		49%	USA (Minnesota)	101 MW	Great River Energy	--/A3/A-	5	USD
	Twin Groves II		49%	USA (Illinois)	198 MW	Exelon Generation Co.	BBB/Baa2/--	3	USD
	Lone Star II		49%	USA (Texas)	196 MW	EDPR	Not rated	0	USD
	Chile PV 1		35%	Chile	55 MW	n/a	n/a	n/a	USD [4]
	Chile PV 2		35%	Chile	40 MW	n/a	Not rated	8	USD [4]
	Chile PV 3		35%	Chile	73 MW	n/a	n/a	n/a	USD [4]
	La Sierpe		100%	Colombia	20 MW	Synermin[6]	Not rated	13	COP
	Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[2]	12	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[2]	12	USD
	Melowind		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[2]	13	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB/Baa1/BBB	10	USD [4]
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	15/15	EUR [3]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/14	EUR [3]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A/Baa1/A-	10/12	EUR [3]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/14	EUR [3]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	15/15	EUR [3]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A/Baa1/A-	13/13/13	EUR [3]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	16/16	EUR [3]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A/Baa1/A-	13	EUR [3]
	Italy PV 1		100%	Italy	1.6 MW	Italy	BBB/Baa3/BBB	8	EUR [3]
	Italy PV 2		100%	Italy	2.1 MW	Italy	BBB/Baa3/BBB	9	EUR [3]
	Italy PV 3		100%	Italy	2.5 MW	Italy	BBB/Baa3/BBB	10	EUR [3]
	Italy PV 4		100%	Italy	3.6 MW	Italy	BBB/Baa3/BBB	9	EUR [3]
	Kaxu		51%	South Africa	100 MW	Eskom	BB-/Ba2/BB-[2]	12	ZAR

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of November 9, 2022.
(2) For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.
(3) Gross cash in euros dollarized through currency hedges.
(4) USD denominated but payable in local currency.
(5) Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.
(6) Largest electricity wholesaler in Colombia.

31

Q3 2022 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of September 30, 2022	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT	CURRENCY
EFFICIENT NAT. GAS & HEAT	Calgary		100%	Canada	55 MWt	22 High quality clients[3]	~41% A+ or higher[3]	18	CAD
	ACT		100%	Mexico	300 MW	Pemex	BBB/B1/BB-	11	USD [2]
	Monterrey		30%	Mexico	142 MW	Industrial Customers	Not rated	24	USD [2]
TRANSMISSION LINES	ATN		100%	Peru	379 miles	Peru	BBB/Baa1/BBB	18	USD [2]
	ATS		100%	Peru	569 miles	Peru	BBB/Baa1/BBB	21	USD [2]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	11	USD [2]
	Quadra 1/2		100%	Chile	49 miles / 32 miles	Sierra Gorda	Not rated	13/13	USD [2]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB/-/A-	15	USD [2]
	Chile TL3		100%	Chile	50 miles	CNE	A/A2/A-	n/a	USD [2]
	Chile TL4		100%	Chile	63 miles	Several Mini-hydro plants	Not rated	49	USD
WATER	Skikda		34%	Algeria	3.5 Mft³/day	Sonatrach & ADE	Not rated	11	USD [2]
	Honaine		26%	Algeria	7 Mft³/day	Sonatrach & ADE	Not rated	15	USD [2]
	Tenes		51%	Algeria	7 Mft³/day	Sonatrach & ADE	Not rated	18	USD [2]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of November 9, 2022.
(2) USD denominated but payable in local currency.
(3) Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated).

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Great West House, GW1, 17th floor,  Great West Road  Brentford TW8 9DF  London (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: November 9, 2022	By:	/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer